SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A*
Under the Securities Exchange Act of 1934
(Amendment No.2)*

Cosan Limited
(Name of Issuer)

Class A Common Stock, Par Value $.01 per share
(Title of Class of Securities)

G25353107
(CUSIP Number)

Eduardo Soares
GIF Gestão de Investimentos e Participações Ltda.
Av Ataulfo de Paiva, 1100, 7˚ andar
Rio de Janeiro, RJ, 22440-35, Brazil
+55-21-3206-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25343107	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON GIF Gestão de Investimentos e Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,167,043 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,167,043 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,167,043 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G25343107	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON GIF Venus, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,666,666 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,666,666 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,666,666 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2%
14	TYPE OF REPORTING PERSON IV

CUSIP No. G25343107	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Gávea Gestão de Investimentos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 164,300 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 164,300 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,300 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14	TYPE OF REPORTING PERSON IA

CUSIP No. G25343107	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON 3F Administração de Recursos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,331,343 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,331,343 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,331,343 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. G25343107	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Arminio Fraga Neto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,331,343 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,331,343 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,331,343 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G25343107	SCHEDULE 13D/A	Page 7 of 12 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 amends the statement on Schedule 13D filed on November 13, 2008 (the "Original Schedule 13D") as amended and restated by Amendment No. 1 filed on January 18, 2011 ("Amendment No. 1", and the Original Schedule 13D as amended and restated by Amendment No. 1 and as amended hereby, the "Schedule 13D"), with respect to the Class A Common Stock, par value $.0.01 per share (the "Shares") of Cosan Limited, a Bermuda exempted company (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends Items 4 and 5 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

On January 19, 2011, each of GIF II Ltd. and BVP Fundo de Investimento Multimercado, each a GIF Gestão Fund with respect to its investment in Shares, filed a Form 144 indicating their respective intention to sell up to 465,000 Shares and 35,000 Shares, respectively.  On March 4, 2011, each of GIF II Ltd. and BVP Fundo de Investimento Multimercado, filed a Form 144 indicating their respective intention to sell up to 800,000 Shares and 130,000 Shares, respectively.  On April 6, 2011, each of GIF II Ltd. and BVP Fundo de Investimento Multimercado, filed a Form 144 indicating their respective intention to sell up to 500,000 Shares and 50,000 Shares, respectively.

On February 22, 2011, Gavea Ações Master Fundo de Investimentos Em Ações ("Gavea Ações"), a Gávea Gestão Fund with respect to its investment in Shares, filed a Form 144 indicating its intention to sell up to 400 Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

A. GIF Gestão

(a)	As of the date hereof, GIF Gestão may be deemed the beneficial owner of 35,167,043 Shares held by the GIF Gestão Funds (including GIF Venus).

Percentage: Approximately 20.2% as of the date hereof.  The percentages used herein and in the rest of Item 5 are calculated based upon 174,355,341 shares, which reflects the number of Shares outstanding as of March 31, 2010, as reported in the Issuer's annual report on Form 20-F filed on September 30, 2010.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: See item (a) above.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: See item (a) above.

(c)
The transactions in the Shares within the last sixty days effected by GIF Gestão on behalf of the GIF Gestão Funds, which were all in the open market, are set forth on Schedule B and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP No. G25343107	SCHEDULE 13D/A	Page 8 of 12 Pages

B. GIF Venus

(a)	As of the date hereof, GIF Venus may be deemed the beneficial owner of 31,666,666 Shares held by it.

Percentage: Approximately 18.2% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: See item (a) above.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: See item (a) above.

(c)	GIF Venus did not enter into any transactions in the Shares within the last sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

C. Gávea Gestão

(a)	As of the date hereof, Gávea Gestão may be deemed the beneficial owner of 164,300 Shares held by the Gávea Gestão Funds.

Percentage: Approximately 0.09% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: See item (a) above.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: See item (a) above.

(c)
The transactions in the Shares within the last sixty days effected by Gávea Gestão on behalf of the Gávea Gestão Funds, which were all in the open market, are set forth on Schedule B and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP No. G25343107	SCHEDULE 13D/A	Page 9 of 12 Pages

D. 3F

(a)	As of the date hereof, 3F may be deemed the beneficial owner of 35,331,343 Shares held by the GIF Gestão Funds and the Gávea Gestão Funds.

Percentage: Approximately 20.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: See item (a) above.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: See item (a) above.

(c)	See Schedule B.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

E. Arminio Fraga Neto

(a)	As of the date hereof, Arminio Fraga Neto may be deemed the beneficial owner of 35,331,343 Shares held by the GIF Gestão Funds and the Gávea Gestão Funds.

Percentage: Approximately 20.3% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: See item (a) above.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: See item (a) above.

(c)	See Schedule B.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP No. G25343107	SCHEDULE 13D/A	Page 10 of 12 Pages

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Shares owned by another Reporting Person.  GIF Gestão and Gávea Gestão are separate and independent corporate entities, and their clients are different investment funds with different objectives and different investors.  They are each 100% owned by 3F.  The boards of directors of these three entities are different from one another. There are however, six individuals in common, including their respective Presidents and Vice Presidents.  In their capacity as investment managers, each of GIF Gestão and Gávea Gestão share voting and dispositive power over the Shares directly held by the respective funds managed by each of them. GIF Gestão and Gávea Gestão are of the view that they are not acting as a “group” for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the beneficial ownership of securities beneficially owned by the other entities within the meaning of Rule 13d-3 promulgated under the 1934 Act.  Therefore, GIF Gestão and Gávea Gestão are each of the view that the Shares beneficial owned by each of them need not be aggregated for purposes of Section 13(d).  Each such entity disclaims beneficial ownership of the Shares held by each other entity.

In addition, each of GIF Gestão, Gávea Gestão, 3F and Arminio Fraga Neto disclaims beneficial ownership of Shares held by the GIF Gestão Funds and the Gávea Gestão Funds.

CUSIP No. G25343107	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2011

GIF GESTÃO DE INVESTIMENTOS E PARTICIPAÇÕES LTDA.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

GIF VENUS, LTD.

By:	GÁVEA WEALTH MANAGEMENT LTD., as Director

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

Gávea Gestão de Investimentos Ltda.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

3F Administração de Recursos Ltda.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga
Title: Executive Officer

/s/ Arminio Fraga Neto
ARMINIO FRAGA NETO

CUSIP No. G25343107	SCHEDULE 13D/A	Page 12 of 12 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated in the open market through a broker.

GIF GESTÃO DE INVESTIMENTOS E PARTICIPAÇÕES LTDA.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
3/2/11	(10,000)	13.94
3/2/11	(61,818)	14.00
3/3/11	(90,000)	14.02
3/3/11	(150,000)	14.00
3/3/11	(20,000)	13.95
3/4/11	(250,000)	13.70
3/7/11	(65,100)	13.46
3/8/11	(100,000)	13.47
3/9/11	(14,600)	13.35
3/31/11	(50,000)	12.86
4/1/11	(163,700)	13.17
4/1/11	(50,000)	13.10
4/4/11	(185,300)	13.28
4/5/11	(282,572)	13.30
4/5/11	(99,300)	13.20
4/6/11	(200,000)	13.06
4/6/11	(100,000)	13.09

GÁVEA GESTÃO DE INVESTIMENTOS LTDA.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
2/22/11	(100)	12.75
3/4/11	(200)	13.60